Exhibit 99.1

YAMANA PROVIDES NOTICE OF SECOND QUARTER 2015 FINANCIAL RESULTS RELEASE

TORONTO, ONTARIO, June 30, 2015 – YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) will release its second quarter 2015 results after market close on July 30, 2015 followed by a conference call and webcast on July 31, 2015 at 9:00 a.m. ET.

Second Quarter 2015 Conference Call Information:

Toll Free (North America):	1-800-355-4959
Toronto Local and International:	416-340-8527
Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free (North America):	1-800-408-3053	Passcode 4340268
Toronto Local and International:	905-694-9451	Passcode 4340268

The conference call replay will be available from 12:00 p.m. ET on July 31, 2015 until 11:59 p.m. ET on August 14, 2015.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com